UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of April 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    April 25, 2005                       By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

  Teck Cominco Limited/600-200 Burrard Street/Vancouver, B.C./Canada V6C 3L9/
                    Tel: (604) 687-1117/Fax: (604) 687-6100


        NEWS                                                   [GRAPHIC OMITTED]
      RELEASE                                               [LOGO - TECKCOMINCO]
                                        ----------------------------------------
                                          FOR IMMEDIATE RELEASE - APRIL 25, 2005
                                                                        05-06-TC

1Q            RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2005

================================================================================


                              TECK COMINCO REPORTS
                   FIRST QUARTER NET EARNINGS OF $205 MILLION,
                         UP FROM $96 MILLION A YEAR AGO

David Thompson, Deputy Chairman and CEO said, "First quarter earnings at $205 million were double those of the same quarter in 2004. As a result earnings after tax in the last six months have reached a rate of almost $1 billion per annum. Cash flow before working capital changes increased by $106 million over the first quarter last year to reach $288 million, and the company's cash balance rose by $240 million, and amounted to $1.15 billion at the end of March."


HIGHLIGHTS AND SIGNIFICANT ITEMS FOR THE FIRST QUARTER

     o Unaudited net earnings were $205 million or $1.01 per share in the first quarter, compared with $96 million or $0.51 per share in the first quarter of 2004. The higher earnings were due mainly to higher commodity prices and increased sales of copper, coal and molybdenum.

     o Cash flow from operations before changes to non-cash working capital items was $288 million in the first quarter compared with $182 million in the first quarter of 2004.

     o Construction of the Pogo gold mine in Alaska is progressing on schedule with start-up scheduled for the first quarter of 2006.

     o Development of the Cheviot Creek pit at the Cardinal River mine to produce 2.8 million tonnes of coal per year and the 1.0 million tonne annual production increase at the Fording River mine are expected to be completed in the third quarter of 2005.

     o In early April, the Elk Valley Coal Partnership settled its dispute with CP Rail over rail rates and additional volumes and entered into a five-year agreement which became effective April 1, 2004.

     o At March 31, 2005, the company had a cash balance of $1.15 billion against total long-term debt of $623 million. Cash balances increased by $240 million in the first quarter.


--------------------------------------------------------------------------------
Reference:   Greg Waller, Investor Relations
Additional corporate information is available on the Internet at HTTP://WWW.TECKCOMINCO.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS


THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT APRIL 25, 2005, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2004. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


EARNINGS

Unaudited net earnings in the first quarter were $205 million or $1.01 per share compared with net earnings of $96 million or $0.51 per share in the first quarter of 2004.

The higher net earnings in the quarter were the result of higher prices for the company's products and increased sales volumes of copper, molybdenum and coal. The average realized prices for zinc and copper, including settlement adjustments, were US$0.60 and US$1.54 per pound respectively in the quarter, up from US$0.50 and US$1.43 per pound respectively in 2004. Coal prices averaged US$61 per tonne in the first quarter of 2005 compared with US$45 per tonne a year earlier. A lower realized Canadian/U.S. dollar exchange rate of 1.25 in the first quarter compared with 1.34 a year ago partially offset the higher commodity prices.

Operating profit increased to $329 million in the first quarter from $179 million in the same period in 2004, with positive settlement adjustments of $9 million recorded in the quarter compared with $25 million a year ago. Operating profit increased significantly at Highland Valley Copper, Antamina and Elk Valley Coal due to higher commodity prices and increased sales and production volumes. Highland Valley's increased operating profit was also due to the company's acquisition of an additional 34% interest in the mine in March of 2004.

Comparative figures have been restated to account for the Cajamarquilla zinc refinery, which was sold in December 2004, as a discontinued operation.

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $288 million in the first quarter compared with $182 million in the first quarter of 2004, due mainly to increased operating profits.


2          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 4 and 5. Realized commodity prices and the realized Canadian exchange rate are presented in the table below.

Revenues from operations were $928 million in the first quarter of 2005 compared with $675 million in the same period a year ago. The increase over 2004 was due to higher prices for copper, zinc, coal and molybdenum, as well as higher sales volumes for copper, coal and molybdenum. The 34% interest in Highland Valley Copper acquired in March 2004 contributed additional revenues of $58 million in the current quarter.

REALIZED METAL PRICES AND EXCHANGE RATE
(INCLUDING THE EFFECT OF HEDGING AND SETTLEMENT ADJUSTMENTS)

                                                             FIRST QUARTER
                                                      --------------------------
                                                      2005      2004    % Change

ZINC (US$/pound)                                      0.60      0.50        +20%
COPPER (US$/pound)                                    1.54      1.43         +8%
LEAD (US$/pound)                                      0.44      0.40        +10%
MOLYBDENUM (US$/pound)                                  27         8       +238%
GOLD (US$/ounce)                                       429       409         +5%
COAL (US$/tonne)                                        61        45        +36%
CANADIAN/U.S. EXCHANGE RATE (US$1 = Cdn$)             1.25      1.34         -7%




3          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

PRODUCTION AND SALES (NOTE 1)
                                                             PRODUCTION           SALES
                                                         -----------------   ----------------
                                                            FIRST QUARTER       FIRST QUARTER
                                                            2005      2004      2005     2004
---------------------------------------------------------------------------------------------
TRAIL METAL OPERATIONS

   REFINED ZINC - Thousand tonnes                             71        69        68       71

   REFINED LEAD - Thousand tonnes                             21        16        20       18

   POWER -- GW.h                                              --        --       194      234

MINE OPERATIONS (Note 2)

   ZINC -- Thousand tonnes
     Red Dog                                                 136       130       109      132
     Antamina                                                 14        15        15       11
     Pend Oreille                                             10        --        10       --
     Louvicourt                                                1         1         1        1
     ----------------------------------------------------------------------------------------
                                                             161       146       135      144

   COPPER -- Thousand tonnes
     Highland Valley Copper (Note 3)                          38        30        46       32
     Antamina                                                 21        17        21       14
     Louvicourt                                                2         3         2        3
     ----------------------------------------------------------------------------------------
                                                              61        50        69       49

   LEAD -- Thousand tonnes
     Red Dog                                                  21        27         2        3
     Pend Oreille                                              1        --         1       --
     ----------------------------------------------------------------------------------------
                                                              22        27         3        3

   MOLYBDENUM - Thousand pounds
     Highland Valley Copper (Note 3)                       1,965     2,067     1,843    1,492
     Antamina                                                634       120       870       63
     ----------------------------------------------------------------------------------------
                                                           2,599     2,187     2,713    1,555

   GOLD - Thousand ounces
     Hemlo                                                    62        61        64       64
     Other                                                     4         3         4        3
     ----------------------------------------------------------------------------------------
                                                              66        64        68       67

   COAL - Thousand tonnes
     Elk Valley Coal (Note 4)                              2,527     2,107     2,160    1,960

Notes:
(1)  The table presents the company's share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) The company owns 97.5% of Highland Valley Copper since March 1, 2004 and 63.9% prior to that date.
(4) Results of the Elk Valley Coal Partnership represent the company's 38% direct interest in the Partnership commencing April 1, 2004 and 35% prior to that date.


4          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

OPERATING PROFIT, REVENUES AND DEPRECIATION


                                              OPERATING                                          DEPRECIATION
($ IN MILLIONS)                            PROFIT (Note 1)               REVENUES              AND AMORTIZATION
                                         --------------------       --------------------     --------------------
                                            FIRST QUARTER               FIRST QUARTER             FIRST QUARTER
                                             2005     2004              2005      2004            2005      2004
-----------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)            $  25    $  15              $269      $223             $11       $11
   Red Dog                                     43       38               101       109              15        15
   Pend Oreille                                (1)      --                11        --               4        --
   Inter-segment sales and other                1       (1)              (27)      (27)             --        --
  ---------------------------------------------------------------------------------------------------------------
                                               68       52               354       305              30        26

COPPER
   Highland Valley Copper (Note 2)            134       65               238       135              15        10
   Antamina                                    79       35               116        62               9        10
   Louvicourt                                   5        4                10        10               2         2
  ---------------------------------------------------------------------------------------------------------------
                                              218      104               364       207              26        22

GOLD
   Hemlo                                        3        8                34        37               6         4

COAL
   Elk Valley Coal (Note 3)                    40       15               176       126               8         8
-----------------------------------------------------------------------------------------------------------------
TOTAL                                        $329     $179              $928      $675             $70       $60
=================================================================================================================

Notes:
(1) Depreciation and amortization are deducted in calculating operating profit.
(2) Highland Valley Copper results were consolidated commencing March 1, 2004, with a minority interest provision of 2.5%. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(3) Results of the Elk Valley Coal Partnership represent the company's 38% direct interest in the Partnership commencing April 1, 2004 and 35% prior to that date.

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                                                  THREE MONTHS ENDED MARCH 31
                                                                              --------------------------------
     100%                                                                             2005               2004
     ----
     Zinc production (tonnes)                                                       71,400             69,200
     Lead production (tonnes)                                                       21,500             16,400
     Zinc sales (tonnes)                                                            68,400             70,800
     Lead sales (tonnes)                                                            20,400             17,800
     Surplus power sold (GW.h)                                                         194                234
     Power price (US$/megawatt hr)                                                      53                 42
     Operating profit ($ millions)
          - Metal operations                                                            17                  6
          - Power sales                                                                  8                  9

Refined zinc production of 71,400 tonnes in the first quarter was 3% higher than a year ago. Refined lead production was 21,500 tonnes compared with 16,400 tonnes in the first quarter of 2004, as production in the first quarter of 2004 was affected by the Kivcet lead furnace which was shut down following an explosion. The Kivcet lead furnace was shut down for maintenance on February 26, 2005 with operations resuming on April 8, 2005. Refined lead production was not affected by the shutdown due to a drawdown of bullion inventory.


5          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

The extensive maintenance work is expected to reduce the duration of maintenance shutdowns in the future. The total cost of maintenance was $29 million of which $14 million was expensed and the balance was capitalized.

Operating profit from Trail metal operations of $17 million was a significant improvement from the $6 million in the first quarter of 2004. Higher metal prices and premiums and higher sales volumes of lead and silver contributed to the improved profitability, partially offset by the additional Kivcet maintenance costs. Metal operations also continued to benefit from higher specialty metals production and prices, especially from indium which contributed an additional operating profit of $7 million compared with the first quarter of 2004 due to higher prices.

Operating profit from power sales in the first quarter of $8 million was similar to a year ago. Lower power sales volumes, due to timing, were mainly offset by stronger power prices that averaged US$53 MW.h in the first quarter of 2005 compared with US$42 MW.h in 2004.

Trail's four-year labour contracts with two local unions of United Steelworkers will expire on May 31, 2005.

RED DOG (100%)
                                                   THREE MONTHS ENDED MARCH 31
                                                   ----------------------------
     100%                                              2005               2004
     ----
     Tonnes mined (000's)                             1,584              1,580
     Tonnes milled (000's)                              711                670
     Zinc grade (%)                                    22.2               22.8
     Lead grade (%)                                     4.8                6.2
     Zinc recovery (%)                                 86.6               85.3
     Lead recovery (%)                                 61.0               64.4
     Zinc production (000's tonnes)                   136.4              130.4
     Lead production (000's tonnes)                    20.7               26.5
     Zinc sales (000's tonnes)                        109.0              131.6
     Lead sales (000's tonnes)                          1.8                3.4
     Operating profit ($ millions)                       43                 38

Mill throughput of 711,000 tonnes was 6% higher than a year ago but was below normal levels due to an unscheduled maintenance shutdown of the crusher and two SAG mill liner changes. In the first quarter of 2004, mill throughput was restricted due to the plugging of the mill and tailings process lines. Zinc in concentrate production in the first quarter was 5% higher than a year ago. Lead in concentrate production was 22% lower due mainly to lower ore grades caused by changes in the mining sequence.

Zinc sales were 17% lower than the first quarter of 2004 due to lower inventories available for sale as some customers took early delivery of concentrates during the fourth quarter of 2004. Realized zinc prices increased significantly and averaged US$0.60 per pound in the first quarter compared with US$0.50 per pound in 2004. Operating profits were $43 million in the first quarter compared with $38 million in 2004 as the effect of higher zinc prices more than offset the effect of lower sales volumes.

At March 31, 2005, zinc in concentrate available for sale, excluding production inventory at site, was 65,000 tonnes compared with 115,000 tonnes a year ago.


6          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

ANTAMINA (22.5%)

                                                     THREE MONTHS ENDED MARCH 31
                                                     ---------------------------
     100%                                               2005                2004
     ----
     Tonnes milled (000's)                             7,072               6,954
     Copper grade (%)                                   1.41                1.26
     Zinc grade (%)                                     1.16                1.48
     Copper recovery (%)                                90.2                83.9
     Zinc recovery (%)                                  84.8                72.9
     Copper production (000's tonnes)                   91.9                75.7
     Zinc production (000's tonnes)                     59.8                66.6
     Molybdenum production (000's pounds)              2,817                 531
     Copper sales (000's tonnes)                        92.3                62.2
     Zinc sales (000's tonnes)                          63.9                49.6
     Molybdenum sales (000's pounds)                   3,867                 278
     Company's share of operating profit ($ millions)     79                  35

Copper production in the first quarter of 2005 was 21% higher than a year ago due to the milling of a greater proportion of copper-only ores and improved mill recoveries. Copper-only ores accounted for 63% of the mill throughput compared with 43% in the first quarter of 2004. Mill recoveries for copper and zinc were higher than the first quarter of 2004 due to the favourable ore mix. Zinc production was 10% lower than a year ago due mainly to lower throughput of copper-zinc ores.

Molybdenum production in the first quarter increased significantly to 2.8 million pounds from 531,000 pounds a year ago due mainly to the increased copper-only ores that were processed, resulting in higher ore grades and recovery. The average molybdenum sale price, after concentrate quality discount, was US$24 per pound in the quarter. Antamina's molybdenum production for the year is projected to exceed 10 million pounds, of which the company's share is 22.5%.

Copper sales volumes in the first quarter of 2005 were significantly higher than 2004 due mainly to the higher production and timing of sales. The company's share of operating profit was $79 million compared with $35 million in 2004 due mainly to the higher sales volumes and metal prices.

HIGHLAND VALLEY COPPER (97.5%)*
                                                     THREE MONTHS ENDED MARCH 31
                                                     ---------------------------
    100%                                                2005                2004

    Tonnes mined (000's)                              14,111              15,391
    Tonnes milled (000's)                             11,435              12,220
    Copper grade (%)                                   0.383               0.374
    Copper recovery (%)                                 88.5                84.6
    Copper production (000's tonnes)                    38.7                38.7
    Copper sales (000's tonnes)                         46.9                45.4
    Molybdenum production (000's pounds)               2,016               2,736
    Molybdenum sales (000's pounds)                    1,890               1,902
    Company's share of operating profit ($ millions)*    134                  65

    * The company had proportionately consolidated 63.9% of Highland Valley Copper (HVC) results up to February 29, 2004. Upon the acquisition of the additional 33.6% interest of HVC on March 1, 2004, the company began to consolidate 100% of HVC with a 2.5% provision for minority interests.

Copper production of 38,700 tonnes was the same as the first quarter of 2004 as lower throughput was offset by improved mill recoveries. The lower throughput was due mainly to the ore mix processed in the quarter and unscheduled maintenance shutdowns of the crusher conveyor. Molybdenum production of 2.0 million pounds was 26% lower than the first quarter of 2004 due mainly to lower ore grades. Molybdenum production for the year is expected to exceed 5.5 million pounds.


7          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

Operating profit of $134 million was significantly higher than the $65 million recorded in the first quarter of 2004. Molybdenum sales contributed $68 million to revenues compared with $17 million in the first quarter of 2004 due mainly to higher prices that averaged US$31 per pound compared with US$8 per pound in 2004. The higher operating profit in 2005 is also attributable to the company's additional 34% interest in the mine acquired at the beginning of March 2004.

HEMLO GOLD MINES (50%)

                                                     THREE MONTHS ENDED MARCH 31
                                                     ---------------------------
    100%                                               2005                 2004

    Tonnes milled (000's)                               894                  865
    Grade (g/tonne)                                    4.63                 4.67
    Mill recovery (%)                                  93.7                 94.1
    Production (000's ozs)                            124.7                122.3
    Sales (000's ozs)                                 128.4                127.5
    Cash operating cost per ounce (US$)                 317                  285
    Company's share of operating profit ($ millions)      3                    8

Gold production of 124,700 ounces was slightly higher than the first quarter of 2004 with higher throughput from the Williams mine. The average gold price realized in the first quarter was US$429 per ounce compared with US$409 a year ago and was offset by a weaker U.S. dollar compared with the first quarter of 2004.

Cash operating costs increased to US$317 per ounce from US$285 per ounce in the first quarter of 2004 due to the translation of Canadian dollar costs at less favourable Canadian/U.S. dollar exchange rates and higher mining costs. Operating profit in the first quarter was $3 million compared with $8 million in 2004 due to the lower realized gold price and higher operating costs.

ELK VALLEY COAL PARTNERSHIP (38%)
                                                     THREE MONTHS ENDED MARCH 31
                                                     ---------------------------
    100%                                                 2005               2004

    Coal production (000's tonnes)                      6,651              6,019
    Coal sales (000's tonnes)                           5,683              5,600
    Average sale price (US$/tonne)                         61                 45
    Average sale price (Cdn$/tonne)*                       81                 64
    Operating expenses (Cdn$/tonne)
       Cost of product sold                                28                 25
       Transportation                                      31                 27
    Company's share of operating profit ($ millions)       40                 15

    Note:
        Results from Elk Valley Coal Partnership represent the company's 38% direct interest from April 1, 2004 and 35% prior to that date. The company holds an additional 5.4% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 43.4% effective interest since April 1, 2004.

      * Average coal sale prices include certain freight charges which are also included in transportation costs.

Elk Valley Coal produced 6.7 million tonnes in the first quarter, a 630,000 tonne increase from the first quarter of 2004 mainly as a result of improved operating efficiencies. Coal sales volumes were similar to last year, but lower than production levels. Elk Valley Coal scheduled less vessel arrivals over the first quarter to reduce the potential for high demurrage costs and to build inventories at the port during the normally difficult winter railing period.

The average realized coal price in the quarter was US$61/tonne compared with US$45/tonne a year ago, due mainly to the higher 2004 coal year price realized in the first quarter of 2005 compared with the 2003


8          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT
coal year prices realized in the first quarter of 2004. The company's share of operating profit increased significantly to $40 million from $15 million in the first quarter of 2004 due mainly to the higher coal price and the company's increased ownership interest of 38% compared with 35% in the first quarter of 2004.

On April 5, 2005, Elk Valley Coal and CP Rail reached a settlement on the disputed rail transportation rates charged for coal shipped from Elk Valley's Coal operations to west coast ports. The agreement is for five years and is retroactive to April 1, 2004. Rail rates are fixed in the first three years of the contract and linked to the price of coal in the final two years, subject to a floor and ceiling rate. The contract also allows for rail capacity increases to match Elk Valley's current expansion plans and provides flexibility in future years for further production increases. On the basis of contract rates, total rail, port and other transportation costs are expected to average $37 to $38 per tonne in the fiscal year 2005 compared with $29 per tonne in 2004.

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have applied to the Federal Court seeking a further environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, Alberta Environment received appeals regarding certain approvals in connection with the project from local individuals. The Environmental Assessment Board issued a decision in April related to one appeal, which is not expected to have a material impact on operations. Any negative decisions related to these legal issues, while unanticipated, could impact future operations at the site.

The collective agreement at the Coal Mountain operation expired on December 31, 2004, and negotiations are ongoing. Agreements at Line Creek and Elkview operations expire at the end of May and October 2005, respectively.

COSTS AND EXPENSES

Interest expense of $13 million in the first quarter of 2005 was reduced from $15 million in the prior year mainly as a result of the conversion and the redemption of the company's convertible debenture of $202 million in October 2004.

Administration expense was $2 million higher in the first quarter compared with a year ago, primarily due to an increase in stock-based compensation expense.

Included in other income of $31 million in the first quarter were $20 million in gains on sale of investments, $16 million of insurance proceeds relating to claims on historic insurance policies and $11 million of realized and mark-to-market losses on copper forward sales contracts.

Income and resource tax expense of $114 million in the first quarter represents a 36% composite tax rate for the company's income from various jurisdictions. This composite tax rate is higher than the Canadian statutory income tax rate of 35% due mainly to provincial mineral taxes in Canada, offset by lower tax rates in foreign jurisdictions in which the company operates. The first quarter tax rate was higher than the tax rate of 34% in the first quarter of 2004 because a higher proportion of income in the current quarter was earned in higher tax-rate jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items was $288 million in the first quarter compared with $182 million a year ago due mainly to higher operating profits. Cash flow from operations after changes in non-cash working capital items was $309 million compared with $160 million in the previous year.


9          TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

Capital expenditures in the first quarter were $62 million compared with $31 million in the first quarter of 2004, and included $39 million of sustaining capital expenditures and $23 million of development expenditures. Development expenditures comprised $11 million for the Pogo gold project, the company's share of development expenditures of $7 million at the Cheviot Creek project and $5 million at the Fording River mine.
The company's share of repayment of Antamina debt totalled $46 million (US$38 million), including $27 million of voluntary accelerated payments. At the end of the quarter, the company had a cash balance of $1.15 billion and debt of $623 million excluding the Inco exchangeable debentures. The US$150 million debenture due February 2006 has been reclassified as a current liability on the balance sheet.

During the first quarter, the company arranged new five-year credit facilities totalling $860 million (US$700 million), replacing $560 million of existing credit facilities. At March 31, 2005 the company had bank credit facilities aggregating $1.07 billion and unused credit lines under these facilities amounted to $950 million, after issuing letters of credit for $123 million.

CORPORATE DEVELOPMENT

Mr. David Thompson will be retiring as Chief Executive Officer following the annual meeting in late April. He will continue to serve on the Board and to provide guidance as the company moves forward. Mr. Donald Lindsay, who joined the company as President on January 1, 2005, is expected to be appointed Chief Executive Officer.

Construction of the Pogo gold mine (Teck Cominco 40%) in Alaska is progressing on schedule. The underground mining contractor commenced mobilization in December and will carry out the underground pre-production development as well as the installation of the ore conveyor system. The mine is expected to start up in the first quarter of 2006.

Despite delays in deliveries of mining equipment, the development of the Cheviot Creek pit at the Cardinal River mine to produce 2.8 million tonnes of coal per year and the 1.0 million tonne per year production expansion at the Fording River mine are expected to be completed in the third quarter of 2005. Elk Valley Coal is expected to reach an annualized production capacity of 28 million tonnes by the end of 2005 and achieve its sales target of 27 million tonnes in the year.

Elk Valley Coal is continuing with the finalization of agreements to complete the transaction with POSCO and Nippon Steel Corporation announced in December that would provide for ten-year sales contracts and the acquisitions of a 5% interest in the Elkview mine by the two companies (2.5% for each company) for US$50 million. Elkview's annual production capacity is planned to be increased from six to seven million tonnes of coal by the end of 2007. The completion of the transaction is expected to result in a pre-tax gain of $16 million for the company.

OUTLOOK

There are no significant changes to the operating and production plans at the company's operations expected in the remainder of 2005, except for those changes previously discussed.

Sales and profits of the Red Dog mine follow a seasonal pattern, with the highest sales volumes of zinc and lead occurring in the last five months of the year following the commencement of the shipping season in July, and lower sales volumes in the first seven months of the year.

At March 31, 2005, Elk Valley Coal had coal sales equivalent to approximately six weeks of production remaining to be shipped at the lower 2004 coal year prices. Thereafter, Elk Valley Coal's sales for the 2005 coal year beginning April 1, 2005 have been priced at an average of US$122 per tonne. The company's earnings from coal operations for the balance of the year will increase significantly as a result of the higher realized coal prices.


10        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

Metal prices, a main reason for the higher earnings of the company, have remained strong in the first quarter. Concerns over high oil prices and interest rate increases and changes in supply and demand fundamentals may affect commodity prices. Fluctuations in metal prices may affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable.

The Canadian dollar's strength relative to the U.S. dollar may have a negative impact on the company's earnings because the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements.

The company's capital expenditures for 2005 are estimated to be $280 million, with $170 million of sustaining capital expenditures and $110 million of development expenditures. The majority of development expenditures are for the company's share of the Pogo gold project.

CONTINGENCIES

LAKE ROOSEVELT

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. On February 14, 2005 the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal.

The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The


11        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT
company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the on-going investigation in Canada or Europe or when the investigation will be completed. The company is co-operating in the continuing investigation.

CHANGES IN ACCOUNTING POLICIES

VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the company has adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change in earnings or retained earnings.

FINANCIAL INSTRUMENTS

In the first quarter of 2005, the company's commodity price and foreign exchange hedging activities increased the company's revenue by $18 million. In addition, included in other income and expenses are losses on derivatives and financial instruments totalling $11 million, which relate mostly to copper forward sales contracts that do not qualify for hedge accounting treatment.

The unrealized market gain on hedging positions, principally foreign exchange contracts, totalled $66 million as at March 31, 2005.

OUTSTANDING SHARE DATA

As at April 18, 2005 there were 197,636,716 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares outstanding. In addition, there were outstanding 3,818,842 director and employee stock options with exercise prices ranging between $6.39 and $45.28 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion is set out in note 13 of the company's 2004 year-end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical


12        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT
assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the annual information form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q1/2005 financial results on Tuesday, April 26, 2005 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.


13        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
================================================================================
                                                             THREE MONTHS ENDED
                                                                  MARCH 31
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)              2005         2004
================================================================================

REVENUES                                                $     928    $     675
COST OF OPERATIONS                                           (529)        (436)
DEPRECIATION AND AMORTIZATION                                 (70)         (60)
--------------------------------------------------------------------------------
OPERATING PROFIT                                              329          179

OTHER EXPENSES
     General, administration and marketing                    (19)         (17)
     Interest on long-term debt                               (13)         (15)
     Exploration                                               (5)          (6)
     Research and development                                  (4)          (2)
     Other income (expense) (Note 4)                           31            3

--------------------------------------------------------------------------------

EARNINGS BEFORE INCOME AND RESOURCE TAXES                     319          142

PROVISION FOR INCOME AND RESOURCE TAXES                      (114)         (48)

--------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                       205           94

NET EARNINGS FROM DISCONTINUED OPERATION                       --            2

--------------------------------------------------------------------------------
NET EARNINGS                                            $     205    $      96
================================================================================

BASIC EARNINGS PER SHARE                                $    1.01    $    0.51
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS     $    1.01    $    0.50
DILUTED EARNINGS PER SHARE                              $    0.95    $    0.47
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS   $    0.95    $    0.46
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)               201,611      187,079

SHARES OUTSTANDING AT END OF PERIOD (000'S)               202,310      192,093


14        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
==========================================================================================
                                                                        THREE MONTHS ENDED
                                                                               MARCH 31
(IN MILLIONS OF DOLLARS)                                                  2005        2004
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
        Net earnings from continuing operations                        $   205    $    94
        Items not affecting cash:
           Depreciation and amortization                                    70         60
           Future income and resource taxes                                 32         30
           Gain on sale of investments and assets                          (20)        (4)
           Other                                                             1          2
        ----------------------------------------------------------------------------------
                                                                           288        182
        Net change in non-cash working capital items                        21        (22)
        ----------------------------------------------------------------------------------
                                                                           309        160
FINANCING ACTIVITIES
        Repayment of long-term debt                                        (46)       (70)
        Class B Subordinate Voting Shares issued                            13         98
        ----------------------------------------------------------------------------------
                                                                           (33)        28
INVESTING ACTIVITIES
        Property, plant and equipment                                      (62)       (31)
        Acquisition of additional interest in Highland Valley Copper        --        (80)
        Investments and other assets                                        (6)        (3)
        Proceeds from sale of investments and assets                        32          9
        ----------------------------------------------------------------------------------
                                                                           (36)      (105)

------------------------------------------------------------------------------------------
INCREASE IN CASH FROM CONTINUING OPERATIONS                                240         83

INCREASE IN CASH FROM DISCONTINUED OPERATION                                --          7
------------------------------------------------------------------------------------------
INCREASE IN CASH                                                           240         90

CASH AT BEGINNING OF PERIOD                                                907         96

------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                  $ 1,147    $   186
==========================================================================================


15        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
---------------------------------------------------------------------------------------
                                                               MARCH 31    DECEMBER 31
(IN MILLIONS OF DOLLARS)                                           2005           2004
---------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
      Cash                                                       $1,147          $ 907
      Accounts and settlements receivable                           342            364
      Production inventories                                        426            410
      Supplies and prepaid expenses                                 130            130
      ---------------------------------------------------------------------------------
                                                                  2,045          1,811

INVESTMENTS                                                         463            469

PROPERTY, PLANT AND EQUIPMENT                                     3,490          3,488

OTHER ASSETS                                                        295            291

---------------------------------------------------------------------------------------
                                                                 $6,293         $6,059
=======================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                   $  434         $  422
      Current portion of long-term debt                             220             38
      ---------------------------------------------------------------------------------
                                                                    654            460

LONG-TERM DEBT                                                      403            627
OTHER LIABILITIES                                                   617            608
FUTURE INCOME AND RESOURCE TAXES                                    927            895
DEBENTURES EXCHANGEABLE FOR INCO SHARES                             248            248
SHAREHOLDERS' EQUITY (NOTE 6)                                     3,444          3,221

---------------------------------------------------------------------------------------
                                                                 $6,293         $6,059
=======================================================================================


16        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
=====================================================================================
                                                                  THREE MONTHS ENDED
                                                                       MARCH 31
(IN MILLIONS OF DOLLARS)                                           2005         2004
=====================================================================================
BALANCE AT BEGINNING OF PERIOD                                   $1,049         $495
Net earnings                                                        205           96
Exchangeable debentures interest, net of tax                         (1)          (1)

-------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                         $1,253         $590
=====================================================================================


17        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


1.       BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.


2.   CHANGE IN ACCOUNTING POLICY

     Effective January 1, 2005, the company has adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

3.   SUPPLEMENTARY CASH FLOW INFORMATION
                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
     (IN MILLIONS OF DOLLARS)                                         2005        2004
     ----------------------------------------------------------------------------------
     Interest paid                                                     $22         $26
     Income and resource taxes paid                                    $55         $22


4.   OTHER INCOME (EXPENSE)

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
     (IN MILLIONS OF DOLLARS)                                         2005        2004
     ----------------------------------------------------------------------------------
     Income from Fording Canadian Coal Trust                          $  6        $  1
     Gain on sale of investments and assets                             20           7
     Interest and investment income                                      8           1
     Foreign exchange gain (losses)                                      2           1
     Insurance proceeds                                                 16          --
     Non-hedge derivative losses                                       (11)         --
     Asset retirement obligation expense for closed properties          (2)         (1)
     Minority interests                                                 (3)         (1)
     Miscellaneous income (expense)                                     (5)         (5)

     ----------------------------------------------------------------------------------
                                                                       $31        $  3
     ==================================================================================


18        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


5.   EMPLOYEE FUTURE BENEFITS EXPENSE
                                                             THREE MONTHS ENDED
                                                                   MARCH 31
     (IN MILLIONS OF DOLLARS)                                 2005        2004
     ---------------------------------------------------------------------------

     Pension plans                                             $11          $10
     Post-retirement benefit plans                               4            3

     ---------------------------------------------------------------------------
     Employee future benefits expense                          $15          $13
     ===========================================================================

6.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity

        (IN MILLIONS OF DOLLARS)                          MARCH 31  DECEMBER 31
                                                              2005         2004
        ------------------------------------------------------------------------



        Exchangeable debentures (due 2024)                 $   107      $   107
        Share capital                                        2,139        2,124
        Contributed surplus                                     57           58
        Retained earnings                                    1,253        1,049
        Cumulative translation adjustment                     (112)        (117)

        ------------------------------------------------------------------------
                                                            $3,444       $3,221
        ========================================================================


         The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.

     (b) Stock-Based Compensation
         In March 2005, 367,200 share options were granted to employees. These options have an exercise price of $45.28, a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated as $18 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of 4.73 years, a risk-free interest rate of 3.75%, a dividend yield of 0.88% and an expected volatility of 36%. In March 2005, the company also issued 191,400 Deferred and Restricted Share Units to employees, which vest on December 20, 2007. The company recorded stock-based compensation expense of $2 million in the first quarter in respect of all outstanding options and share units.


19        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

7.   DERIVATIVES AND FINANCIAL INSTRUMENTS AT MARCH 31, 2005
                                                                                                                     UNREALIZED
                                                                                              2008 -              MARKET VALUE
                                                            2005        2006       2007       2010         TOTAL    GAIN (LOSS)
       ------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (CDN$
                                                                                                                    MILLIONS)
       CASH FLOW HEDGES

       GOLD (thousands of ozs)
          Forward sales contracts                             --          --         44          87          131
          Average price (US$/oz)                              --          --        350         350          350          $(14)

          Forward sales contracts                             44          34          8          --           86
          Average price (C$/oz)                              527         520        520          --          524            (1)

       US DOLLARS (millions)
          Forward sales contracts (Note 2)                   261         159         --          --          420
          Average exchange rate                             1.42        1.44         --          --         1.43            92

       US DOLLARS (millions)
          Forward collars                                      5          --         --          --            5
          Average upper limit                               1.61          --         --          --         1.61
          Average lower limit                               1.57          --         --          --         1.57             2

       POWER (MW.h)
          Forward sales contracts                        214,800          --         --          --      214,800
          Average price (US$/MW.h)                            55          --         --          --           55            --

       DERIVATIVES NOT QUALIFIED FOR HEDGE ACCOUNTING (NOTE 3)

       COPPER
          Forward collars (millions of                        60          --         --          --           60           (13)
          lbs)

          Average upper limit                               1.30          --         --          --         1.30
          Average lower limit                               1.15          --         --          --         1.15

       FAIR VALUE HEDGE

       INTEREST RATE SWAP

       PRINCIPAL AMOUNT          RATE SWAPPED          RATE OBTAINED              MATURITY DATE                 UNREALIZED GAIN
       ------------------------------------------------------------------------------------------------------------------------
       US$100 million            7.00%                 LIBOR plus 2.14%           September 2012                             --

       Notes:
       (1) In addition to the above hedging commitments, the company has forward purchase commitments on 56 million pounds of zinc averaging US$0.47 per pound maturing in 2005 to 2006 and 3 million pounds of lead averaging US$0.35 per pound maturing 2005 to match fixed price sales commitments to customers. A portion of these forward positions do not qualify for hedge accounting and the company has recognized a $1 million mark-to-market loss in the quarter as a result.
       (2) Included in the U.S. dollar forward sales contract of $420 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$141 million.
       (3) The company is unable to apply hedge accounting to the copper forward sales contracts. Mark to market and realized gains and losses are included in other income and expense.


20        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


8.       CONTINGENCIES

     (a) Lake Roosevelt

         On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. On February 14, 2005 the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal.

         The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

         The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

         There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

(b)      Competition Investigation

         Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the on-going investigation in Canada or Europe or when the investigation will be completed. The company is co-operating in the continuing investigation.


21        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


9.       SEGMENTED INFORMATION

     The company has six reportable segments: zinc refineries, zinc, copper, gold and coal mines and corporate. Segments are based upon the principal product produced by each operation.

                                                              THREE MONTHS ENDED MARCH 31, 2005
                                          ------------------------------------------------------------------------------------
                                                ZINC      ZINC                                 CORPORATE      INTER-
        ($ IN MILLIONS)                    REFINERIES     MINES   COPPER    GOLD     COAL      AND OTHER     SEGMENT    TOTAL
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                 269        112      364       34      176          16         (43)       928
        Operating profit                          25         42      218        3       40           1          --        329
        Property, plant and equipment          1,002      1,032      796      267      377          16          --      3,490
        Total assets                           1,334      1,484    1,101      284      532       1,558          --      6,293
        Capital expenditures                      16          6        4       15       20           1          --         62


                                                              THREE MONTHS ENDED MARCH 31, 2004
                                          ------------------------------------------------------------------------------------
                                                ZINC      ZINC                                 CORPORATE      INTER-
        ($ IN MILLIONS)                    REFINERIES     MINES    COPPER   GOLD     COAL      AND OTHER     SEGMENT    TOTAL
        ----------------------------------------------------------------------------------------------------------------------

        Revenues                                 223        109      207       37      126           3         (30)       675
        Operating profit                          15         38      104        8       15          (1)         --        179
        Property, plant and equipment          1,231      1,126      839      190      369          18          --      3,773
        Total assets                           1,591      1,467    1,104      206      483         737          --      5,588
        Capital expenditures                       3          9        5        8        6           -          --         31


22        TECK COMINCO LIMITED 2005 FIRST QUARTER REPORT